FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 30, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Notice of General Annual Meeting of Shareholders to be held December 15, 2009 and Management Information Circular dated Nov 16, 2009

2.

Voting Instruction Form for AGM to be held on December 15, 2009

3.

Form of Proxy for AGM to be held on December 15, 2009

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 30, 2009

By:

/s/ Richard Fifer

(Name)

Its:

Director and Chairman

(Title)

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

Attachment 1_

PETAQUILLA MINERALS LTD.
#410 - 475 West Georgia Street
Vancouver, BC V6B 4M9 Canada

Tel. No. (604) 694-0021 • Fax No. (604) 694-0063
Website: www.petaquilla.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Petaquilla Minerals Ltd. (the “Company”) will be held at the Fairmont Waterfront Hotel, the Princess Louisa Room, 900 Canada Place Way, Vancouver, BC, Canada, on Tuesday, December 15, 2009, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the report of the directors;
2.

To receive and consider the audited financial statements of the Company for the 12 months ended May 31, 2009, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis;

3.	To appoint the auditor for the Company to hold office until the close of the next Annual General Meeting;
4.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company;
5.	To elect directors to hold office until the close of the next Annual General Meeting;
6.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of the Company including the accompanying notes and auditor’s report for the 12 months ended May 31, 2009, accompany this Notice.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Annual General Meeting (the “Meeting”) and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040 - 999 West Hastings Street, Vancouver, BC Canada V6C 2W2, during normal business hours up to December 15, 2009, being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on November 2, 2009, as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address. DATED at Vancouver, B.C. this 16th day of November, 2009.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.

“Richard Fifer”
Richard Fifer
Director and Chairman of the Board

MANAGEMENT INFORMATION CIRCULAR
(all information as at November 16, 2009, unless otherwise noted)

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Petaquilla Minerals Ltd. (the “Company”) for use at the Annual General Meeting of the holders (“Shareholders”) of common shares in the capital of the Company (the “Common Shares”) to be held on Tuesday, December 15, 2009, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

Note: The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or
(b)	in the case of a company incorporated under the Act, an incorporator.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting. For general inquiries, Shareholders may contact Computershare as follows by telephone at 1-800-564-6253 or by e-mail at service@computershare.com.

If you are a beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete and return the Proxy or voting instruction form in accordance with the instructions provided by your broker or other intermediary.

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES

These shareholder materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Company or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name, referred to in this Circular as “nonregistered holders”, should note that only Proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder are either:

(a)

in the name of an intermediary that the non-registered holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depositary, such as CDS Clearing and Depositary Services Inc. (“CDS”), of which the intermediary is a participant.

In accordance with Canadian securities laws, the Company has distributed copies of the Notice of Meeting, this Circular, the Proxy, the audited financial statements for the year ended May 31, 2009, management discussion and analysis and the auditor’s report thereon (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to those non-registered holders to whom the Company has not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service company (such as Broadridge Financial Solutions, Inc.) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a Proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non- registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a Proxy giving the right to attend and vote will be forwarded to the non-registered holder.

Or

B.

Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a Proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete the Proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must strike out the names of the persons named in the Proxy and insert the nonregistered holder’s (or such other person’s) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.

REVOCATION OF PROXIES

A registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4M9, at any time up to and including 4:30 p.m. (Vancouver time) on the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered Shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

On any ballot that may be called for at the Meeting, the Common Shares represented by a properly executed Proxy given in favour of the persons designated by management of the Company in the enclosed Proxy will be voted or withheld from voting in accordance with the instructions given on the Proxy, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares represented thereby will be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the Shareholder, such Common Shares will, on a ballot, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Except as disclosed herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	any director or executive officer of the Company at any time since the commencement of the Company’s last completed financial year;
(b)	any proposed nominee for election as a director of the Company; and
(c)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value (the “Common Shares”) and an unlimited number of preference shares without par value. The Common Shares are the only shares issued by the Company. As at the date hereof, the Company has issued and outstanding 96,040,121 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

The record date for the determination of the shareholders entitled to receive notice of and vote at the Meeting is at the close of business on November 2, 2009 (the “Record Date”). In accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), the Company will prepare a list of holders of Common Shares on such Record Date. Each holder of Common Shares named on the list will be entitled to one vote for each Common Share held shown opposite his or her name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person, or corporation, beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than ten percent (10%) of the voting rights attached to voting securities of the Company as of the Record Date.

PARTICULARS OF MATTERS TO BE ACTED ON

To the knowledge of the Company, the only matters to be dealt with at the Meeting are (i) the election of directors of the Company; (ii) the appointment of auditors; and (iii) the receipt of the audited financial statements of the Company for the year ended May 31, 2009, and the auditor’s report thereon. If any other matter properly comes before the Meeting it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors of the Company for the ensuing year.

The persons named in the Proxy intend to vote for the election of the following directors:

RAUL FERRER
RICHARD FIFER
DAVID KAPLAN
DAVID LEVY
DANIEL SMALL

The term of office of each of the present directors expires at the Meeting. Management of the Company does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Company or with the provisions of the BCBCA.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of Common Shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Place of Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years	Beneficial Ownership or Control Over Voting Shares (1)	Period(s) Served as a Director

Raul Ferrer (2) (3) (4) Panama, Panama

2008 – present:  Director, Genesis y Associados, S.A.

2006 – 2008:  Investor Relations, Thunderbird Resorts Inc.

2005 – 2006:  Financial Adviser, Citibank, N.A. (Panama)

2000 – 2005:  Financial Consultant, Wall Street Securities, S.A.

		nil	November 6, 2009

Richard Fifer (3) (4) Cocle, Panama	November 2009 – present: Non-Executive Chairman of the Company’s Board of Directors September 2009 - present: President & Chief Executive Officer of Azuero Mining,Development, S.A.	4,402,783	March 1993 - November 1998, July 2002 - July 2003, November 12, 2003 - present

David Kaplan (2) (3) Connecticut, USA	July 2009 – present: President, Physical Commodity Merchants LLC January 2005 – July 2009: Portfolio Manager, LIM Asia Advisors LLC October 2003 – December 2004: Vice-President, Gerald Metals Inc.	nil	November 6, 2009

David Levy (2) New York, USA	2006 – Present: Vice-President, Platinum Management (NY) LLC	nil	November 6, 2009

Daniel Small (4) New York, USA	January 2007 – present: Managing Director, Platinum Management (NY) LLC November 2004 – December 2006: Senior Analyst, Glenview Capital Management Inc.	nil	November 6, 2009

(1)	The number of securities beneficially owned directly or indirectly or over which direction or control is exercised has been obtained from SEDI, the System for Electronic Disclosure by Insiders.
(2)	Member, Audit Committee
(3)	Member, Compensation Committee
(4)	Member, Corporate Governance Committee

The following is a brief description of the proposed directors of the Company.

RAUL FERRER
Mr. Ferrer (born January 8, 1973) was appointed to the Company’s board of directors on November 6, 2009. Based in Panama City, Panama, Raul Ferrer presently is Owner/Director of the advertising firm of Genesis y Asociados, an advertising and communication company, of which he controls 40%. Prior to founding Genesis y Associados, he served in Investor Relations at Thunderbird Resorts Inc. from 2006 to 2008. From 2005 to 2006, he was a financial advisor at Citibank N.A. (Panamá) and a financial consultant at Wall Street Securities, S.A., an equity investment firm and subsidiary of Banco General, S.A., from 2000 to 2005. Mr. Ferrer graduated from the University of New Orleans with a business degree in Marketing and obtained his MBA at the Latin American University of Science and Technology in Costa Rica. Recently, he was appointed by the government of Panama as director of the Agency of Panama-Pacific Special Economic Area, an autonomous government entity responsible for assisting and informing investors about business opportunities in the Special Economic Zone of Panama.

RICHARD FIFER
Mr. Fifer (born January 23, 1957) is a Panamanian citizen and a U.S.-trained geologist. He has served on the Company’s Board of Directors from March 1993 to November 1998, July 2002 to July 2003, and from November 12, 2003, to the present and is currently the Company’s Non-Executive Chairman of the Board of Directors. In addition, he served as the Company’s Chief Executive Officer from December 14, 2004, to March 23, 2005, and from April 14, 2007, to September 15, 2009. From September 15, 2009, he has been President and CEO of Azuero Mining Development, S.A. During the period May 2006 to September 2008, he served as director and Chief Executive Officer of Petaquilla Copper Ltd. In 1992, he founded Grupo Geo, S.A. and from 1992 to 2006, he was President of the Grupo Geo subsidiary of Geo Info, S.A., a Panamanian company that provides geographic mapping technology and solutions. Under the Ministry of Foreign Affairs Panama, he was the President's Plenipotentiary Ambassador for Special Missions of the Republic of Panama from March 2002 to September 2003. He was also Governor of the Province of Cocle, Panama, and National Security Advisor of the Republic of Panama from September 1999 to January 2002. He was President of the Panamanian Mining Development Corporation from January 1997 to January 1999. Mr. Fifer holds a B.Sc. in both Geology and Geophysical Engineering and an M.A. in Finance.

DAVID KAPLAN
Mr. Kaplan (born April 28, 1970) was appointed to the Company’s board of directors on November 6, 2009. Based in Connecticut, USA, he is the president of Physical Commodity Merchants LLC (“PCM”), which advises and acts as agent and principal in physical commodity shipments, off-take agreements, logistics and hedging with mining companies, processing companies, and trading companies. Prior to founding PCM, David Kaplan was a portfolio manager for the LIM Asian Commodities Fund, a hedge fund that trades futures, equities and fixed income products of exchange traded commodities and resource companies. Further, he is a former Vice-President of Gerald Metals Inc., where he focused on developing and running their copper concentrates book. With Glencore International AG (“Glencore”), David Kaplan ultimately led their global copper raw materials position. While at Glencore, he trained in logistics, chartering, operations, and all of the details involved in the procurement, movement and sale of physical commodities. David has comprehensive experience in all base metals, silver, gold, platinum group metals, as well as iron ore, thermal and coking coal, and minor metals. He is an economics graduate of the Wharton School of the University of Pennsylvania.

DAVID LEVY
Mr. Levy (born December 22, 1984), was appointed to the Company’s board of directors on November 6, 2009. Based in New York, USA, he is Vice-President at the investment advising firm of Platinum Management (NY) LLC, where he has participated in over 25 capital raising transactions for public and private corporations. He specializes in structuring and negotiating financings at all levels of the capital structure through extensive industry research, financial analysis and modeling. Mr. Levy graduated with honors from Sy Syms School of Business of Yeshiva University.

DANIEL SMALL
Mr. Small (born April 16, 1969), was appointed to the Company’s board of directors on November 6, 2009. Based in New York, USA, he is a Managing Director at the investment advising firm of Platinum Management (NY) LLC (“Platinum”), where he leads the firm’s private placement group. Prior to joining Platinum, Mr. Small was a Senior Analyst, who served on the investment committee at Glenview Capital Management, a $7 billion hedge fund. Further, Mr. Small is a former Director of the Strategic Risk Group at Merrill Lynch responsible for a $1 billion multi-strategy proprietary investing platform. As a former Director in the Mergers & Acquisitions Department at SG Cowen Securities, he advised corporations in the financing and restructuring of public and private corporations. Mr. Small is a graduate of the Wharton School of the University of Pennsylvania and he also earned a doctorate in law from the University of Pennsylvania Law School.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as referred to below, to the best of management’s knowledge, no proposed director is, or has been within the last ten years of the date hereof, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Richard Fifer was a director of the Company when the Company was delinquent in filing its comparative financial statement and corresponding Management’s Discussion and Analysis for its financial year ended April 30, 2007, as required under Part 4 and 5, respectively, of National Instrument 51-102, Continuous Disclosure Obligation. A Management Cease Trade Order was, therefore, effected on July 31, 2007, preventing all insiders, including all directors of the Company, from trading in the securities of the Company until the Company filed the required records and an order was effected revoking such Management Cease Trade Order. On October 2, 2007, the Management Cease Trade Order was revoked.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Common Shares represented by the Proxies solicited in respect of the Meeting on any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of the firm of Ernst & Young LLP of 23rd Floor, 700 West Georgia Street, Vancouver, BC, as the auditor of the Company until the next annual general meeting of shareholders, and to authorize the directors to fix the remuneration of the auditor. Ernst & Young LLP has been the auditor of the Company since June 20, 2007.

COMPENSATION DISCUSSION AND ANALYSIS

All references in this Circular to “$” or to “US$” are to United States dollars. Any references to “CAD$” are to Canadian dollars.

In this Circular, a “Named Executive Officer” (“NEO”) means: (i) the Company’s Chief Executive Officer; (ii) the Company’s Chief Financial Officer; (iii) each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of fiscal 2009 whose total compensation was, individually, more than CAD$150,000; and (iv) each individual who would be an NEO under (iii) above but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of fiscal 2009. For the financial year ended May 31, 2009, the Company had three NEOs, namely Messrs. Richard Fifer, Bassam Moubarak and Joao Manuel.

The Compensation Committee
The Compensation Committee is appointed by the Board to discharge the Board’s duties and responsibilities with respect to officer and director compensation. For the 2009 fiscal year, the Compensation Committee was comprised of three members, a majority of whom were not considered to be “independent” within the meaning of section 1.4 of National Instrument 52-110, Audit Committees, being Messrs. Robert Baxter, John Cook, and John H. Resing. Messrs. Baxter and Cook are not considered to be independent as their positions as Chairman and Vice-Chairman of the Company’s board of directors, respectively, during fiscal 2009 establishes them as executive officers of the Company and, thus, are deemed to have material relationships, which precludes them from independence, with the Company. Mr. Resing is considered to be independent.

The Compensation Committee is responsible for the Company’s executive compensation policy. The Compensation Committee evaluates the Chief Executive Officer’s performance and establishes both the elements and amounts of the Chief Executive Officer’s compensation. The Compensation Committee also reviews management’s recommendations for, and approves the compensation of, the other officers of the Company and determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs in conjunction with the Board. The Compensation Committee reviews and approves the Compensation Discussion and Analysis included in the Company’s management information circular each year. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Objectives of the Company’s Compensation Program
The Company’s compensation program for its Named Executive Officers has three objectives, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Company and its Shareholders through stock-related programs.

The Company’s executive compensation is comprised primarily of the following elements:

(a)	Base salary;
(b)

Participation in the Company’s stock option plan (the “Stock Option Plan”), which was established on June 23, 1994 (and amended as approved by Shareholders on July 24, 2002, December 8, 2006 and November 18, 2008). See “Equity Compensation Plan Information” in this Circular;

(c)	Perquisites and benefits; and
(d)

Compensation under the Company’s short-term incentive plan, namely a cash bonus, which is awarded at the discretion of the Board of Directors. The Company did not pay any bonuses to any employee relating to fiscal 2009.

The Company uses each element of its compensation program to satisfy one or more of its above stated compensation objectives. The Compensation Committee regularly reviews the various elements of compensation to assure that they are aligned with both the goals of the Company and the individual executive officer. The executive compensation program, as designed, achieves the Company’s three compensation objectives through:

  Benchmarking. The Compensation Committee annually benchmarks the Company’s compensation with a peer group of companies (the “Compensation Survey Group”). This comparison assures that the Company’s executive compensation and benefits package is competitive with the Compensation Survey Group. To ensure that the Compensation Survey Group includes the most appropriate companies, the Compensation Committee considers companies of a similar revenue size and market capitalization, that have a global focus and that compete with the Company for talent. The analysis is weighted towards Canadian mining companies with significant interests in gold that are either in the exploration or early production phases with a significant proportion of operations outside of Canada and the United States. Based on this, and in consultation with management and an independent third party, obtained to conduct an executive base salary review for the Company, the Compensation Committee reviewed a peer group of the following 29 organizations for its most recent compensation survey:

Alamos Gold Inc	Guyana Goldfields Inc.	OceanaGold Corporation
Anatolia Minerals Development Limited	High River Gold Mines Ltd.	Orezone Gold Corporation
Aquiline Resources Inc.	Jaguar Mining Inc.	Red Back Mining Inc.
Banro Corporation	Jinshan Gold Mines Inc	Semafo Inc.
B2Gold Corp.	Laramide Resources Ltd.	Silvercorp Metals Inc.
Entrée Gold Inc.	Moto Goldmines Limited	St. Andrew Goldfields Ltd.
Etruscan Resources Inc.	Nevsun Resources Ltd.	Sulliden Exploration Inc.
European Goldfields Limited	New Gold Inc.	Uruguay Mineral Exploration
First Majestic Silver Corp.	Norsemont Mining Inc.	Western Goldfields Inc.
Gammon Gold Inc.	Northland Resources Inc

  Information regarding the Compensation Survey Group was obtained from publicly available salary information in Management Information Circulars and employment contracts of the Compensation Survey Group as reported by an independent, third party compensation consulting firm of international standing.

  Providing Fixed and Variable Compensation. The Company provides a mix of fixed and variable compensation designed to attract, retain and motivate top-performing executives, as well as appropriately link compensation levels with the achievement of relevant financial and strategic goals. The Company’s fixed compensation includes salary, perquisites and benefits. The Company’s variable compensation includes participation in the Stock Option Plan and compensation under the short term incentive plan.

  Providing a Mix of Option-Based Awards and Cash Incentives. The Company provides a mix of option based awards and cash incentives designed to focus executive officers on achieving performance results that drive long-term sustainable Shareholder returns.

The Determination of Each Element
The Compensation Committee’s processes for establishing and overseeing executive compensation include:

  Meetings: The Compensation Committee meets regularly to consider the Company’s compensation, benefit plans and policies. During fiscal 2009, the Compensation Committee met three times.

  Role of Executive Officers and Management. Each year, the Chief Executive Officer provides the
  Compensation Committee with an individual performance assessment for each of the other Named Executive Officers and the other officers of the Company, along with compensation recommendations for each. The Compensation Committee reviews and discusses these recommendations with the Chief Executive Officer and has full discretion over all recommended compensation actions. The Compensation Committee also meets with the Chief Executive Officer to conduct his performance assessment. The Compensation Committee has full discretion over compensation actions for the Chief Executive Officer. Finally, the executive officers do not play a role in determining or recommending the amount or form of director compensation, although management does from time to time conduct research and survey directors’ compensation at the Committee’s request.
  When determining compensation policies and individual compensation levels for the Named Executive Officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Company, the Committee and the Board’s overall assessment of each executive’s individual performance and his or her contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.

  Salary: The salary for each Named Executive Officer is primarily determined having regard to his responsibilities, individual performance factors, overall corporate performance, and the assessment of such individual as presented by management to the Board and the Compensation Committee. The base salaries of executive officers are reviewed annually using the Compensation Survey Group. Base salary is intended to provide the Named Executive Officer with a compensation level competitive with base salaries within the industry.

  Stock Options: Named Executive Officers benefit from improved performance of the Company significantly through their participation in the Stock Option Plan. The Compensation Committee may from time to time recommend the grant of stock options to the Company’s executive officers under the Stock Option Plan. All grants of options are reviewed and approved by the Board. Grants of stock options are intended to emphasize the executive officers’ commitment to the Company’s growth and the enhancement of share value and to reward executive officers for the Company’s performance through appreciation in equity values. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives.
  The Compensation Committee reviews option balances annually and recommends grants to newly hired executive officers at the time of their employment. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The number of Common Shares which may be subject to option in favour of any one individual is limited under the terms of the Stock Option Plan, and the limit cannot be increased without Shareholder or regulatory approval.

  Perquisites and Benefits: The Compensation Committee also determines industry standard perquisites with reference to the Compensation Survey Group, including car allowances, contributions for retirement savings plans, educational allowances, travel-to-work and parking benefits and memberships in associations, for each Named Executive Officer. The level of Company perquisites is intended to provide the Named Executive Officer with a package competitive within the industry, so as to attract and retain talented executives. If eligible, executive officers also participate in the Company’s group health insurance benefit plan. If ineligible, executive officers are entitled to coverage purchased on an individual basis.

  Short-term Incentive Plan: Executive officers benefit from improved performance of the Company from time to time by the receipt of cash bonuses, at the discretion of the Board of Directors. Cash bonuses are typically paid once per year to reflect the Board’s assessment of the individual’s performance over the previous 12 month period. The Company did not pay any bonuses to any employee relating to fiscal 2009.

Compensation paid to Named Executive Officers in Fiscal 2009
There are no material differences in compensation policies with respect to each Named Executive Officer except as hereinafter disclosed. The Compensation Committee has designated each of the Named Executive Officer’s target compensation levels to be at the Compensation Survey Group’s median, with the exception of Messrs. Fifer and Manuel. The Committee took into consideration the base salary for similar roles in the comparative group and believed that Messrs. Fifer and Manuel had certain relationships with governmental agencies, communities and other key groups that are integral to the Company obtaining necessary permits for commercial operations and for carrying out its business plan.

The employment contract between the Company and Mr. Moubarak sets out the parameters for his short term incentive payment entitlement. As such, he is eligible for an annual cash bonus equal to 30% of his annual salary, pursuant to policies established by the board of directors of the Company.

Messrs. Moubarak and Manuel received a grant of stock options in fiscal 2009. Mr. Moubarak was hired in February 2008 and received a grant of stock options in January 2009 to bring his stock option holdings to a level more commensurate with his position as Chief Financial Officer. Mr. Manuel was hired in December 2008 as Chief Operating Officer and received options as part of his new employment package. Both grants were subject to the Company’s standard stock option vesting period of 21 months. No stock option grants were made to Mr. Fifer during the fiscal year ended May 31, 2009. However, on July 31, 2009, Messrs. Fifer and Moubarak voluntarily surrendered a portion of their options previously granted.

The Named Executive Officers receive limited perquisites, including, and as applicable, contributions for retirement savings plans, expatriate allowances and annual flights to return to country of origin, costs of courses and seminars, professional dues, membership fees for such clubs and associations as are approved by the Compensation Committee, health insurance coverage and parking benefits. The Compensation Committee periodically reviews perquisites to assure that they are appropriate in light of the Company’s total compensation program and market practice. See the “Summary Compensation Table” in this Circular for further details regarding Named Executive Officer perquisite details. Other than these perquisites, executive officers receive the same benefits as other Company employees.

PERFORMANCE GRAPH

The following graph illustrates the comparison between the cumulative total shareholder return for CAD$100 invested in Common Shares, for the Company’s five most recently completed financial years, as compared to the Toronto Stock Exchange S&P/TSX Composite Total Return Index (the “TSX Index”) for the applicable period. The Common Share performance as set out in the graph does not necessarily indicate future price performance. Amounts below are stated in Canadian dollars.

	02/01/2004	01/31/2005	01/31/2006	04/30/2007	05/31/2008	05/31/2009
Company	$100.00	$91.40	$165.08	$377.78	$303.17	$100.00
TSX Index	$100.00	$109.90	$145.26	$168.18	$189.64	$138.45

On Monday, February 2, 2004, the first trading day of fiscal 2005, the market price of the Company’s common shares on the Toronto Stock Exchange was CAD$0.64 and on May 29, 2009, the final trading day of fiscal 2009, the Company’s common shares closed at CAD$0.63, a difference of approximately 1.5%. However, salaries over the same period have not reflected this slightly downward trend due to the escalation of the Company’s operations. In early 2004, there was no underground or surface plant or equipment on the Company’s mineral concession lands. Towards the end of 2004, a base camp had been erected to prepare for an exploration program. By the end of fiscal 2009, a gold-processing surface plant was under construction and near completion and plant commissioning was underway with the Company’s first gold pour occurring in April 2009. Due to the number of significant achievements of management, compensation has increased accordingly over the past five fiscal periods.

In addition, on October 18, 2006, the Company entered into a Plan of Arrangement (the “Arrangement”) with Petaquilla Copper Ltd. (“Copper”), whereby the Company effectively transferred its interest in the copper assets within the Cerro Petaquilla Concession lands in Panama to Copper. The Company’s shareholders on record received one share of Copper for every one share of Petaquilla Minerals Ltd. held as at 12:01 a.m. on the effective date of the Arrangement. Copper subsequently listed on the Toronto Stock Exchange on December 31, 2007, and became the subject of a takeover bid in July 2007. The bid was successful and all of the outstanding shares of Copper were purchased at $2.20 CAD per share. The Performance Graph above does not reflect the increased shareholder value resulting from the Arrangement.

SUMMARY COMPENSATION TABLE

The following table is a summary of compensation paid, payable, awarded or granted to the Named Executive Officers. Disclosure relating to the financial year ended May 31, 2009, has been prepared in accordance with Form 51-102F6,Statement of Executive Compensation, under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators, as amended on September 18, 2008. None of the Named Executive Officers received any “share-based awards” or any non-equity long term incentive plan pay grants for fiscal 2009. The Company does not have any defined benefit or actuarial plans.

Name and Principal Position of Named Executive Officer	Financial Year Ending (1)	Salary ($) (2)	Option-based awards (3) ($)	Non-equity incentive plan compensation – Annual Incentive Plans (4) ($)	All other compensation (5) ($)	Total compensation ($)

Richard Fifer (6) President and Chief Executive Officer	2009	299,084	n/a	270,000	n/a	569,084

Bassam Moubarak Chief Financial Officer	2009	196,959	43,537	55,220	11,234	306,950

Joao Manuel (7) Chief Operating Officer	2009	159,330	51,876	44,161	2,940	258,307

(1)	Financial year ending 2009 covers the 12-months period June 1, 2008, to May 31, 2009.
(2)

Amounts originally paid in Canadian Dollars have been converted to United States Dollars using an exchange rate of 1 United States Dollar equal to 1.15718 Canadian Dollars for the purposes of this table.

(3)

This amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan for the applicable financial year. See “Equity Compensation Plan Information”. The grant date fair value has been calculated using the Black Scholes model according to Section 3870 of the CICA Handbook since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Option fair values were calculated in CAD$.

(4)	Represents cash bonus awards paid on account of performance, health insurance, expatriate allowances, parking expenses, vehicles with drivers, and security, where applicable.
(5)	Amounts consist of retirement savings benefits and social security benefits, where applicable.
(6)	Mr. Fifer ceased to be the Company’s President and Chief Executive Officer on September 15, 2009.
(7)	Mr. Manuel joined the Company on December 1, 2008. On November 6, 2009, he was appointed President and Chief Executive Officer fo the Company.

INCENTIVE PLAN AWARDS

The Company employs two forms of incentive plans to award its employees for individual and Company performance, namely option-based awards and non-equity based awards, both of which are described in detail below. The Company does not have a share-based incentive plan or a pension plan.

OUTSTANDING OPTION-BASED AWARDS

The following table sets out for each Named Executive Officer the number and value of options outstanding as at May 31, 2009.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$) (2)

Richard Fifer President and Chief Executive Officer	118,800 585,000 1,470,216 (1)	0.39 0.54 2.01	July 11, 2010 February 1, 2011 January 15, 2012	43,956 52,650 nil

Bassam Moubarak Chief Financial Officer	100,000 (1) 200,000	2.80 0.39	February 11, 2013 January 5, 2014	nil 12,000

Joao Manuel Chief Operating Officer	300,000	0.52	December 1, 2013	8,250

(1)	Stock options cancelled effective July 31, 2009.
(2)

Value of unexercised in-the-money options calculated using the closing market price of the Company’s common shares on the Toronto Stock Exchange on Friday, May 29, 2009, which was $0.63, less the exercise price of in-the-money stock options.

EQUITY COMPENSATION PLAN INFORMATION
VALUE VESTED OR EARNED DURING THE YEAR

The following table sets out for each Named Executive Officer information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended May 31, 2009.

Name	Option-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($) (2)

Richard Fifer President and Chief Executive Officer	nil	nil

Bassam Moubarak Chief Financial Officer	nil	nil

Joao Manuel Chief Operating Officer	nil	nil

(1)

Value vested during fiscal 2009 is the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)

Value vested during fiscal 2009 is the aggregate dollar value realized upon vesting of share-based awards. The dollar value is the number of shares or unites multiplied by the market value of the underlying shares on the vesting date.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information concerning the number and price of securities to be issued to employees and others under the Stock Option Plan. The Stock Option Plan complies with the rules set forth for such plans by the TSX. AWARDS

Plan Category	Number of Common Shares to be Issued upon Exercise of Options (as at May 31, 2009)	Weighted – Average Exercise Price of Outstanding Options (as at May 31, 2009) (CAD$)	Number of Common Shares Remaining Available for Future Issuance Under Stock Option Plan (excluding securities reflected in (a)) (as at May 31, 2009)

Equity Compensation Plans Approved by Securityholders	8,435,853	1.64	566,864
Equity Compensation Plans Not Approved by Securityholders	nil	nil	nil
Total	8,435,853	1.64	566,864

The Company’s Stock Option Plan

The Stock Option Plan is currently the only equity-based compensation arrangement pursuant to which securities may be issued from treasury of the Company. The major features of the Stock Option Plan can be summarized as follows:

  The Board of Directors (the “Board”), or a committee appointed for such purposes, may from time to time grant to directors, officers, eligible employees of, or consultants to, the Company or its subsidiaries, (collectively, the “Eligible Persons”) options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of the Stock Option Plan is to promote the profitability and growth of the Company or a subsidiary thereof by facilitating the efforts of the Company to obtain and retain key individuals. The Stock Option Plan provides an incentive for and encourages ownership of the Company’s shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company’s shares.

  The maximum number of Common Shares that may be reserved for issuance for all purposes under the Stock Option Plan shall not exceed a maximum of 10,700,000 shares or such additional amount as the Company’s shareholders may approve from time to time. This maximum number includes both Common Shares previously issued upon the exercise of options over the entire term of the Stock Option Plan since June 23, 1994, and Common Shares issuable under outstanding options under the Stock Option Plan, as amended. Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Stock Option Plan. The maximum number of Common Shares that may be reserved for issuance to insiders of the Company under the Stock Option Plan and under any other share compensation arrangement is limited to ten percent of the Common Shares outstanding at the time of grant (on a non-diluted basis).

  The Board has the authority under the Stock Option Plan to establish the option price at the time each share option is granted. The option price may not be lower than the “market price”, as defined in the TSX Company Manual, being the volume weighted average trading price on the TSX for the Shares for the five trading days immediately preceding the date on which the Option is granted.

Options granted under the Stock Option Plan must be exercised no later than ten years after the date of grant or as otherwise determined by the Board, and options are not transferable other than by will or the laws of descent and distribution. Typically, if an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

In the event of a bona fide takeover offer, optionees may take advantage of a cashless exercise provision, whereby any optionee may surrender his or her options to the Company, and receive a payment equal to the difference between the option price and the offer price under the take-over bid. In the event that the consideration under take-over bid is in the form of securities, the value of each option shall be calculated according to the following formula: A x (X-Y),

X
Where
A	is the number of Options tendered to the Offer;
X	is the Offer price per Share;
Y	is the exercise price of the subject Options;

There were no options held by the Named Executive Officers that were re-priced downward during the most recently completed financial year of the Company. The Company provides no financial assistance to facilitate the purchase of Common Shares to directors, officers or employees who hold options granted under the Stock Option Plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Except for those disclosed below, there are no compensatory plans or arrangements in place, including payments to be received from the Company or its subsidiaries, with respect to any of the Named Executive Officers, which would result from the resignation, retirement or any other termination of employment of such person’s employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

Bassam Moubarak has a written employment agreement with the Company that sets out his rights in the event of termination without cause. The agreement entitles Mr. Moubarak to a separation payment equal to his annual compensation if dismissed from his position without Cause as defined therein. In his agreement, Cause is defined as one of the following:

(a)

the inability of the Named Executive Officer to perform his duties due to a legal impediment such as an injunction, restraining order or other judicial judgment, decree or order entered against the Named Executive Officer;

(b)	a breach by the Named Executive Officer of a material provision of this Agreement;
(c)	the failure of the Named Executive Officer to follow the Company's reasonable instructions with respect to the performance of his duties;
(d)	any material breach by the Named Executive Officer of his obligations under any code of ethics, any other code of business conduct or any lawful policies or procedures of the Company;
(e)	excessive absenteeism, flagrant neglect of duties or serious misconduct; or
(f)	any act or omission of the Named Executive Officer that would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

All of the Named Executive Officers have written agreements with the Company that set out their rights in the event of termination following a “change of control” of the Company. In the event of termination, either by the Named Executive Officer or the Company, of the Named Executive Officer’s engagement by the Company following a “change of control” as defined therein, the Company shall pay to the Named Executive Officer, an amount equal to two times the annual compensation being paid to the Named Executive Officer as the time of the change of control. A “change of control” shall be deemed to have occurred when:

(a)	a person becomes a “control person” (as that term is defined in the Securities Act, (British Columbia)) of the Company; or
(b)	a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent board of directors; or
(c)	any person or group of persons acquires the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the Company through:
	(i)	the legal or beneficial ownership of voting securities;
	(ii)	the right to appoint managers, directors or corporate management;
	(iii)	contract;
	(iv)	operating agreement;
	(iv)	voting trust;
or otherwise.

If a Change of Control, as defined in the Company’s Stock Option Plan, occurs, all shares subject to each outstanding option will become vested, whereupon such option may be exercised in whole or in part by the option holder.

ESTIMATED INCREMENTAL PAYMENTS UPON INVOLUNTARY TERMINATION
WITHOUT CAUSE AT MAY 31, 2009

The following table sets forth the estimated incremental payments that would have been required to have been made to each Named Executive Officer had such individual been terminated without just cause on May 31, 2009.

Name	Separation Pay (CAD$)	Bonus Payment	Value of Options (1) (CAD$)	Payment in lieu of Benefits	Total (CAD$)

Richard Fifer President and Chief Executive Officer	nil	nil	96,606	nil	96,606

Bassam Moubarak Chief Financial Officer	260,000	nil	12,000	nil	272,000

Joao Manuel Chief Operating Officer	nil	nil	8,250	nil	8,250

(1)

Vesting of options ceases once an individual ceases to be an Eligible Person (as defined in the Stock Option Plan). However, vested options remain exercisable for a period normally no longer than 30 days after an individual ceases to be an Eligible Person. Value of options calculated using the closing market price of our common shares on the Toronto Stock Exchange on Friday, May 29, 2009, which was $0.63, less the exercise price of in-the-money stock options.

ESTIMATED INCREMENTAL PAYMENTS UPON CHANGE OF CONTROL
AT MAY 31, 2009

The following table sets forth the estimated incremental payments that would have been required to have been made to each Named Executive Officer if such individual would have been entitled to terminate his employment in the event of a change of control on May 31, 2009.

Name	Separation Pay (CAD$)	Bonus Payment	Value of Options (1) (CAD$)	Payment in lieu of Benefits	Total (CAD$)

Richard Fifer (2) President and Chief Executive Officer	1,000,000	nil	96,606	nil	1,096,606

Bassam Moubarak Chief Financial Officer	520,000	nil	48,000	nil	568,000

Joao Manuel (3) Chief Operating Officer	734,400	nil	33,000	nil	993,000

(1)

All options vest immediately following a change of control (as defined in the Stock Option Plan) of the issued and outstanding securities of the Company. Value of options calculated using the closing market price of our common shares on the Toronto Stock Exchange on Friday, May 29, 2009, which was $0.63, less the exercise price of in-the-money stock options.

(2)	Mr. Fifer ceased to be the Company’s President and Chief Executive Officer on September 15, 2009.
(3)	Mr. Manuel was appointed the Company’s President and Chief Executive Officer on November 6, 2009.

COMPENSATION OF DIRECTORS

The Company compensates its non-employee directors for serving on the Company’s Board. Given the importance of attracting and retaining desirable board candidates, the Board approved the new compensation arrangement for directors upon the recommendation of the Compensation Committee. In making this recommendation, the Compensation Committee considered directors’ compensation offered by similar companies, its directors’ time commitments and the risks and responsibilities that the directors of the Company assume in keeping with the roles of the Board and the standing committees.

During the financial year ended May 31, 2009, the directors of the Company who were not officers or employees of the Company were paid an annual retainer of $24,000. The attendance fee for Board meetings was $1,000 and the attendance fee for committee meetings was $800. The Chairman of the Board received a special fee of CAD$60,000 per annum for acting in such capacity. Directors are eligible to participate in the Company’s Stock Option Plan. Directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors; these amounts are not treated as compensation by the Company.

The directors elected to the board of directors for the first time at the Company’s annual general meeting of shareholders in November 2008, each received a grant of stock options in fiscal 2009. Subsequent to fiscal 2009, the Company’s directors collectively voluntarily surrendered 2,701,416 options.

DIRECTOR COMPENSATION TABLE

The following table sets out the compensation paid or payable to the directors of the Company for the financial year ended May 31, 2009.

Name (1)	Fees earned (CAD$) (2)	Option-based Awards (CAD$) (2) (3)	All other compensation (CAD$)	Total (CAD$)

Gaston Araya (4) Director	51,529	25,440	nil	76,969

Robert Baxter (5) Director and Chairman of the Board of Directors	33,740	nil	nil	33,740

John Cook (6) Director	169,470	nil	nil	169,470

John H. Resing (7) Director	26,181	92,720	nil	118,901

(1)

Although Richard Fifer served as a director, he is also a Named Executive Officer and, as such, his compensation has been disclosed previously in this Circular and, therefore, is not included in the above table.

(2)

Amounts originally paid in United States Dollars have been converted to Canadian Dollars using an exchange rate of 1 United States Dollar equal to 1.15718 Canadian Dollars for the purposes of this table.

(3)

This amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes model according to Section 3870 of the CICA Handbook since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Option fair values were calculated in CAD$.

(4)	Mr. Araya was elected to the Company’s board of directors on November 18, 2008, and resigned on November 5, 2009.
(5)	Mr. Baxter served as Chairman of the Board until September 15, 2009, and as a director of the Company until his resignation on November 5, 2009.
(6)	Mr. Cook was appointed to the Company’s board of directors on February 15, 2006, and resigned on November 5, 2009.
(7)	Mr. Resing was elected to the Company’s board of directors on November 18, 2008, and resigned on November 5, 2009.

OUTSTANDING OPTION-BASED AWARDS

To encourage directors to align their interests with shareholders, directors are, from time to time, granted incentive stock options pursuant to the Stock Option Plan. The following table sets out for each director all option-based awards outstanding as at May 31, 2009.

Name (1)	Number of securities underlying unexercisd options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$) (2)

Gaston Araya (3) Director	100,000 (4) 300,000 (4)	1.96	May 5, 2013	nil

Robert Baxter (5) Director and Chairman of the Board of Directors	400,000 (4)	2.25	June 20, 2012	nil

John Cook (6) Director	431,200 (4)	2.01	January 15, 2012	nil

John H. Resing (7) Director	400,000	0.56	November 18, 2013	28,000

(1)

Although Richard Fifer served as a director, he is also a Named Executive Officer and, as such, his outstanding option-based award details have been disclosed previously in this Circular and, therefore, are not included in the above table.

(2)

Value of unexercised in-the-money options calculated using the closing market price of our common shares on the Toronto Stock Exchange on Friday, May 29, 2009, which was $0.63, less the exercise price of in-the-money stock options.

(3)	Mr. Araya was elected to the Company’s board of directors on November 18, 2008, and resigned on November 5, 2009.

(4)	Stock options cancelled effective July 31, 2009.
(5)	Mr. Baxter was appointed to our Board of Directors on June 11, 2007, and served as a director until his resignation on November 5, 2009.
(6)	Mr. Cook was appointed to the Company’s board of directors on February 15, 2006, and resigned on November 5, 2009.
(7)	Mr. Resing was elected to the Company’s board of directors on November 18, 2008, and resigned on November 5, 2009.

VALUE VESTED OR EARNED DURING THE YEAR

The following table sets out for each director information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended May 31, 2009.

Name	Option-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($) (2)

Gaston Araya (3) Director	nil	nil

Robert Baxter (4) Director and Chairman of the Board of Directors	nil	nil

John Cook (5) Director	nil	nil

Richard Fifer Director, President and Chief Executive Officer	nil	nil

John H. Resing (6) Director	nil	nil

(1)

Value vested during fiscal 2009 is the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)

Value vested during fiscal 2009 is the aggregate dollar value realized upon vesting of share-based awards. The dollar value is the number of shares or unites multiplied by the market value of the underlying shares on the vesting date

(3)	Mr. Araya was elected to the Company’s board of directors on November 18, 2008, and resigned on November 5, 2009.
(4)	Mr. Baxter was appointed to our Board of Directors on June 11, 2007, and served as a director until his resignation on November 5, 2009.
(5)	Mr. Cook was appointed to the Company’s board of directors on February 15, 2006, and resigned on November 5, 2009.
(6)	Mr. Resing was elected to the Company’s board of directors on November 18, 2008, and resigned on November 5, 2009.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance practices is made with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”), effective June 30, 2005, and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective March 17, 2008.

Major securities regulatory changes in the United States affecting the Company have come into effect over the last several years. Many of these changes arise from the Sarbanes-Oxley Act and subsequent rules and regulations issued by the United States Securities and Exchange Commission. The Corporate Governance Committee has monitored the various changes and proposed changes in the regulatory environment and, where applicable, amended its governance practices to align with these changes that are currently in effect.

The Board of Directors
Effective June 1, 2008, our Board of Directors (the “Board”) consisted of Ralph Ansley, Robert Baxter, John Cook, Richard Fifer and Marco Tejeira. On July 7, 2008, Dr. Ralph Ansley resigned from the Board citing medical reasons. At our Annual General Meeting of Shareholders held on November 18, 2008 (the “2008 AGM”), the following Board members stood for election and were duly re-elected: Robert Baxter, John Cook and Richard Fifer. Both Gaston Araya and John Resing stood for election for the first time and were duly elected. On November 5, 2009, Gaston Araya, Robert Baxter, John Cook and John Resing resigned from the Board and were succeeded on November 6, 2009, by Raul Ferrer, David Kaplan, David Levy and Daniel Small. Thus, the Board currently consists of five directors, of which a majority are considered “independent” in the context of the Policy. Richard Fifer is the sole director not considered to be “independent” by virtue of the fact that he served as an executive officer of the Company within the last three years. None of the current directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively discussed without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors continue the meeting in camera. Because the chair of the Board, Mr. Fifer, is not considered to be an independent director, individual directors may engage independent advisors at the expense of the Company in order to ensure that the required leadership is provided for the Board’s independent directors.

Board Mandate
The Board is responsible for supervising the management of the business and affairs of the Company. The Board has delegated the power to manage the everyday business and affairs of the Company to the officers of the Company. The Board has an oversight role and is not expected to perform or duplicate the tasks of the Chief Executive Officer, President or other members of management.

The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company’s business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. In discharging its stewardship over the Company, the Board undertakes the following specific duties and responsibilities: (i) satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company; (ii) approving, supervising and providing guidance to management on the Company’s strategic planning process; (iii) identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems; (iv) ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management; (v) overseeing the Company’s communications policy with its shareholders and with the public generally; (vi) assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems; and (vii) providing for the independent functioning of the Board. To assist the Board in its responsibilities, the Board has established three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee.

Position Descriptions
The Board of directors has not developed written position descriptions for the chairman of the board, the chair of any board committee, nor for the Chief Executive Officer or the President. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the President, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education
The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. However, the Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees. Management periodically arranges for site visits to the Company’s various facilities and properties to better familiarize members of the Board with the Company’s business and operations.

The appointment of a new director is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations and information and materials regarding the nature and operations of the Company’s business are made available to all new directors. In addition, the Board will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

The practice of the Company is to initially appoint prospective directors to the Advisory board; this allows both the individual and the Company to evaluate the other. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct
The Company is committed to conducting its business in compliance with the law and the highest ethical standards. Accordingly, the Company has adopted a written Code of Business Ethics and Conduct (the “Code”) applicable to directors, officers and all employees of the Company. Directors, officers or employees who have concerns or questions about violations of laws, rules or regulations, or of the Code are required to report them to their immediate supervisor, department head, or directly to the Board of Directors. Following receipt of any complaints, the matter shall be investigated with the Board of Directors having primary and ultimate authority and responsibility for monitoring compliance with and enforcing the Code. As the Company has a limited scope of operations and a small management group, the Board is able to monitor the activities of management and, through management, the activities of employees, by virtue of frequent directors’ meetings, correspondence, and through receipt of oral progress reports from management.

All directors, officers and employees are required to understand and adhere to the Code, which is provided in both English and Spanish, and the Company encourages all personnel to promptly report any suspected violation of the Code to the Board of Directors. The Company does not tolerate any retaliation for reports or complaints regarding suspected violations of the Code that were made in good faith.

All directors, officers and employees have an obligation to act in the best interest of the Company. Any situation that presents an actual or potential conflict between a director, officer or employee’s personal interests and the interests of the Company are to be immediately reported.

The Code is available on the Company’s website and has been filed on and is accessible through SEDAR on the Company’s profile at www.sedar.com.

The Audit Committee has also established a policy for complaints regarding accounting, internal accounting Controls or auditing Matters (the “Whistleblower Policy”), to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment. Reports may be made via a Whistle-Blower hotline controlled by an independent third party. A copy of the Whistleblower Policy is also available on the Company’s website and has been filed on and is accessible through SEDAR on the Company’s profile at www.sedar.com.

Board Committees
The Board has established three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

The Audit Committee
The Audit Committee is composed of three directors. The members of the Audit Committee currently consist Raul Ferrer, David Kaplan and David Levy, all of whom are independent and financially literate for the purposes of National Instrument 52-110, Audit Committees. All three are considered by the Company to have financial expertise. Mr. Ferrer is a former financial advisor and financial consultant and holds a business degree in Marketing from the University of New Orleans and an MBA from the Latin American University of Science and Technology. Mr. Kaplan is an economics graduate of the Wharton School of the University of Pennsylvania and Mr. Levy graduated with honours from Sy Syms School of Business of Yeshiva University.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board, and has general responsibility for oversight of internal controls, and accounting and auditing activities of the Company and its subsidiaries. A ll auditing services and non-audit services to be provided to the Company by the Company’s auditors are pre-approved by the Audit Committee. The Committee reviews, on a continuous basis, any reports prepared by the Company’s external auditors relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the quarterly review engagements, the Company’s internal accounting controls, the Company’s Code and Whistleblower Policy, any complaints and concerns regarding accounting, internal control or audit matters and the resolution of issues identified by the Company’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders. The Audit Committee meets a minimum of four times a year.

The Compensation Committee
The Company has a Compensation Committee consisting of Raul Ferrer, Richard Fifer and David Kaplan, of whom two are independent directors. The roles and responsibilities of the Compensation Committee are discussed earlier in this Circular. See “Compensation Discussion and Analysis”.

The Corporate Governance Committee
The Corporate Governance Committee (the “CGC”) consists of three directors, Raul Ferrer, Richard Fifer and David Kaplan, of whom two are independent directors. The CGC is responsible for developing and monitoring the Company’s approach to corporate governance issues. The CGC also oversees the effective functioning of the Board, oversees the relationship between the Board and management, ensures that the Board can function independently of management at such times as are desirable or necessary, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of shareholders and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board. In identifying possible nominees to the Board, the CGN Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board. The CGC also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board; and (iii) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions and (iv) reviews and recommends to the Board amendments to the Company’s Board policies and guidelines.

Assessments
The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors. Each director is aware of his fiduciary obligation and with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

Attendance Record
Below is the attendance record of each director for all Board and Committee meetings held during the 2008 calendar year. The current composition of each committee is discussed under the heading “Statement of Corporate Governance – Board Committees”.

			Board Committees
Directors	Board 12 meetings		Audit 4 meetings		Compensation 3 meetings
	No..	%	No..	%	No..	%

Gaston Araya	5 of 7 (1)	0.71	3 of 3 (2)	100	n/a	n/a

Robert Baxter	12 of 12	100	4 of 4	100	3 of 3	100

John Cook	12 of 12	100	n/a	n/a	3 of 3	100

Richard Fifer	12 of 12	100	n/a	n/a	n/a	n/a

John H. Resing	7 of 7 (1)	100	3 of 3 (2)	100	3 of 3	100

(1)	Five board meetings occurred prior to Mr. Araya and Mr. Resing being elected to the Company’s board of directors.
(2)	Oneaudit committee occurred prior to Mr. Araya and Mr. Resing joining the Company’s audit committee.

Shareholders, employees or other interested parties may communicate directly with the Chairman of the Board and other directors by writing c/o Petaquilla Minerals Ltd., 475 West Georgia Street, Suite 410, Vancouver, British Columbia Canada V6B 4M9.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no director, executive officer or employee or former director, executive officer or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

Two of our current directors, David Levy and Daniel Small, who are also nominees for directors, hold positions with Platinum Management (NY) LLC (“Platinum”), an investment advisory firm to more than 2/3 of the Company’s Senior Secured Note holders and Convertible Note holders (collectively, the Notes Holders). Platinum’s clients as Note Holders and, therefore, creditors of the Company, and the interests of Platinum as the investment advisor to the Note Holders, may diverge in certain circumstances with those of the Company’s shareholders.

For information regarding the Company’s Senior Secured Notes and Convertible Senior Secured Notes, please refer to notes 14 and 15 contained in the Company’s audited consolidated financial statements for the twelve months period ended May 31, 2009, available on the SEDAR website under the Company’s profile at www.sedar.com and on the Company’s website at www.petaquilla.com. Copies of the Company’s consolidated financial statements for the fiscal year ended May 31, 2009, may be obtained free of charge from the Company.

To the extent that Platinum, as investment advisor to more than 2/3 of the Company’s Note Holders, are related to the Company, Mr. Levy and Mr. Small may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to the Company. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the Company’s best interests.

On November 6, 2009, the Company negotiated a $5,000,000 bridge loan that matures in 120 days with Platinum Partners Value Arbitrage Fund LP and Centurion Credit Mining LLC, two of the Company’s Note Holders. The Company will pay $500,000 on maturity as a restructuring fee. In the event the amount is paid in 30 days, the fee is reduced to $150,000. The lender also agreed to forbear any amounts due under the indenture until the repayment of bridge loan.

During the 12-month period ending May 31, 2009, the Company (i) paid consulting fees of $4,234 to related companies controlled by a director and a former officer; (b) paid consulting fees and wages of $252,334 to companies controlled by directors and an officer; (c) paid legal fees of $269,526 and financing costs of $104,272 to a law firm controlled by an officer; (c) paid goods and services of $155,805 to a company controlled by an officer; and (d) sold dore bars containing 256 ounces to a director and officer for net proceeds of $220,060 with the sale completed using the London Gold Market PM fix price. At May 31, 2009, $25,925 was owed to an officer of the Company.

No other director was compensated either directly or indirectly by the Company and its subsidiaries during the most recently completed financial year for services as consultants or experts.

APPOINTMENT AND REMUNERATION OF AUDITOR

The Common Shares represented by the proxies solicited in respect of the Meeting on any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of Ernst & Young LLP as the auditor of the Company until the next annual general meeting, and to authorize the directors to fix the remuneration of the auditors. Ernst and Young LLP has been the auditor of the Company since June 20, 2007.

Certain information regarding the Company’s Audit Committee that is required to be disclosed in accordance with NI 52-110 is contained in the Company’s annual information form for the year ended May 31, 2009, available on the Company’s SEDAR profile at www.sedar.com.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website under the Company’s profile at www.sedar.com. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis.

Copies of the Company’s 2009 Annual Information Form on Form 20-F containing the Company’s consolidated financial statements for its year ended May 31, 2009, may be obtained free of charge by writing to the Corporate Secretary of the Company at 475 West Georgia Street, Suite 410, Vancouver, British Columbia Canada V6B 4M9 or may be accessed on the Company’s website at www.petaquilla.com or under the Company’s profile on the SEDAR website at www.sedar.com.

BOARD APPROVAL

The contents of this Circular and the sending thereof have been approved in by the directors of the Company as of the 16th day of November, 2009.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.
“Richard Fifer”
Richard Fifer
Director and Chairman of the Board

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Attachment 2_

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on December 15, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Pacific Time, on Friday, December 11, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Petaquilla Minerals Ltd. hereby appoint: Joao Manuel, President and Chief Executive Officer, or failing him Richard Fifer, Chairman of the Board of Directors,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Petaquilla Minerals Ltd. to be held at the Fairmont Waterfront Hotel, Princess Louisa Suite, 2nd Floor, 900 Canada Way Place, Vancouver, B.C., on December 15, 2009 at 10:00 a.m., Pacific Time, and at any adjournment or postponement

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Withhold

1. Number of DIrectors
To fix the number of Directors at five (5).	☐	☐

2. Election of Directors								------- Fold
	For	Withhold		For	Withhold		For	Withhold

01.Raul Ferrer	☐	☐	02. Richard Fifer	☐	☐	03. David Kaplan	☐	☐

04. David Levy	☐	☐	05. Daniel Small	☐	☐

	For	Withhold

3. Appointment of Auditors
Appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

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9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Attachment 3_

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on December 15, 2009

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.	We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxy holder of the registered holder, in accordance with your instructions.
2.	We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3.	If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.
7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8.	Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 10:00 a.m., Pacific Time on Friday, December 11, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com
1-866-734-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointee(s)
Management Appointees are Joao Manuel, President and Chief Executive Officer, or failing him, Richard Fifer, Chairmain of the Board of Directors,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Petaquilla Minerals Ltd. to be held at the Fairmont Waterfront Hotel, Princess Louisa Suite, 2nd Floor, 900 Canada Way Place, Vancouver, B.C., on December 15, 2009 at 10:00 a.m., Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Withhold

1. Number of DIrectors
To fix the number of Directors at five (5).	☐	☐

2. Election of Directors								------- Fold
	For	Withhold		For	Withhold		For	Withhold

01.Raul Ferrer	☐	☐	02. Richard Fifer	☐	☐	03. David Kaplan	☐	☐

04. David Levy	☐	☐	05. Daniel Small	☐	☐

	For	Withhold

3. Appointment of Auditors
Appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

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